Exhibit 99.1

  SKF Year-end report 2005

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 26, 2006--SKF (NASDAQ:SKFR)(STO:SKFA)(STO:SKFB)(LSE:SKFB) reports record profits and record sales for the full year of 2005 and for the fourth quarter of 2005. The Board proposes a 33% increase in the dividend to SEK 4 per share and a share buy-back programme. The outlook is for continued
volume growth for the first quarter of 2006.

-- Net sales for the fourth quarter of 2005 amounted to MSEK 12 648 (11 536),

and for the full year of 2005 to MSEK 49 285 (44 826).

-- Operating profit for the fourth quarter of 2005 was MSEK 1 268 (1 183), operating margin amounted to 10.0% (10.3). Operating profit for the fourth quarter, excluding one-time charges of MSEK 200, was MSEK 1 468. Operating profit for the full year was MSEK 5 327 (4 434), operating margin was 10.8% (9.9). Operating profit for the full year, excluding one-time charges of MSEK 390, was MSEK 5 717.

-- The SKF Group reports a profit before taxes for the fourth quarter of MSEK 1 275 (1 113). The profit for the full year was MSEK 5 253 (4 087).

-- Net profit for the fourth quarter amounted to MSEK 862 (845). Net profit for the full year was MSEK 3 607 (2 976).

-- Basic earnings per share for the fourth quarter were SEK 1.85 (1.67), and for the full year, SEK 7.73 (5.90). Diluted earnings per share for the fourth quarter were SEK 1.85 (1.67), and for the full year SEK 7.71 (5.90).

The increase of 9.6% in net sales for the quarter, in SEK, was attributable to: volume 1.3%, structure -3.7%, price/mix 2.6% and currency effect 9.4%.

For the full year, the increase of 9.9%, in SEK, was attributable to: volume 5.0%, structure -1.1%, price/mix 3.4% and currency effect 2.6%.

Sales development (excl. Ovako Steel)

Sales for the SKF Group in the fourth quarter calculated in local currencies and compared to sales in the same quarter last year, were unchanged in Europe, higher in North America and Latin America and significantly higher in Asia. For the full year sales were higher in Europe, significantly higher in North America, Asia and Latin America.

The manufacturing level for the fourth quarter of 2005 was unchanged compared to the third quarter 2005 and to the fourth quarter last year.

Outlook for the first quarter of 2006

The market demand for SKF's products and services in the first quarter of 2006, compared to the previous quarter, is expected to remain on a high level in Europe, to be slightly higher in North America, significantly higher in Asia and to remain on a high level in Latin America. This is in addition to normal seasonality.

The manufacturing level will be unchanged for the first quarter of 2006, compared to the fourth quarter of 2005, while higher in absolute terms due to normal seasonality.

* Structural changes are defined as acquired and divested companies and businesses.

Further information can be obtained from:

Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Bjork, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

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CONTACT: Aktiebolaget SKF
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